Exhibit 99.1

Evogene Reports First Quarter 2017 Financial Results

Conference call and webcast, today at 9:00 am Eastern Time

Rehovot, Israel – May 17, 2017 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading company for the improvement of crop productivity and economics for food, feed and fuel, announced today its financial results for the first quarter ended March 31, 2017.

Ofer Haviv, Evogene's President and CEO, stated: “Important progress continues in all three of our core business areas, Ag-Biologicals, Seed Traits and Ag-Chemicals.  This progress includes an overall key corporate initiative to expand our capabilities and activities past the discovery phase and into early, and even advanced, product development phases. We expect our efforts will result in both new opportunities for various types of collaborations and the ability to obtain an increased share of future revenues from products based on our unique capabilities.

In our internal bio-stimulant product program within our Ag-Biologicals area, we have obtained positive field trial results showing increased efficacy and stability in corn under drought conditions and now advancing 20 promising microbial strains in second year corn validation field trials.  Additionally, moving downstream past discovery, we have added key product development activities, including microbe seed coating formulation and microbe culture fermentation.

In the area of bio-pesticides, we recently announced that our partner, Marrone Bio Innovations (MBI), is advancing certain novel bacteria related to Evogene-identified proteins into MBI's bio-insecticide product development pipeline.

In Seed Traits, progress continues under our yield and environmental stress collaboration with Monsanto, with Evogene gene candidates that have demonstrated positive results for yield enhancement in corn and soybean being further optimized and evaluated in Monsanto’s pipeline.

Also within Seed Traits, our insect control program is focused on bringing next-generation seed-trait solutions to market through the discovery of novel toxins. Following the demonstration last year of insecticidal activity for a set of predicted toxins on a representative insect from the Lepidopteran family, a sub-set of these toxins demonstrated insecticidal effect when recently tested on additional insects of the same family. This is a strong indication for the potential of broad applicability for these toxins on this entire insect family.  The next step is for selected toxins to be introduced into target plants for crop testing.  Furthermore, with respect to the Coleopteran family of insects - an insect family that poses a widespread worldwide threat to corn - other Evogene discovered toxins have recently demonstrated initial insecticidal activity.

In Ag-Chemicals, we are focused on the biology-driven predictive discovery of candidate chemical molecules for the development of next-generation herbicides with novel mode of action. Such discovery capability provides the foundation for both our collaboration with BASF and our internal novel herbicide pipeline. In Evogene's internal herbicide program, a subset of 10 previously validated Evogene chemical compounds have now demonstrated initial positive results in greenhouse evaluation. These compounds were computationally predicted to impact six Evogene discovered targets for their herbicidal activity. In parallel, we continue our work aimed at establishing biological proof of the novel mode-of-action for those 10 chemical compounds. We have also integrated certain early product development activities, including the establishment of a computational infrastructure addressing key parameters for molecule optimization such as efficacy, toxicity, and safety.

With respect to our unique predictive discovery infrastructure, we are now incorporating 'genome editing' technology, a novel revolutionizing technology which will initially be utilized in our internal yield and environmental stress resistance programs for soybean and wheat. We are also actively examining other potential market areas, beyond the core areas of our work in the agricultural sector, where our broadly applicable discovery infrastructure and know-how can create additional value for our stakeholders.

In summary, we believe that only through the leveraging of our unique predictive discovery infrastructure have we been able to address, with such potentially novel solutions, the diverse key unmet needs in our three core ag-bio market areas.  We enthusiastically look forward to our continuing growth and development as our current programs move further towards product development and we continue to identify additional areas to apply our unique capabilities,” added Mr. Haviv.

Financial results for the period ended March 31, 2017

Cash Position:  At March 31, 2017, the Company had $83.4 million in cash, short-term bank deposits and marketable securities, as compared to $88.2 million at December 31, 2016. Evogene continues to expect that its net cash usage for full-year 2017 will be in the range of $16 to $18 million.

Revenues primarily consist of research and development payments, reflecting R&D cost reimbursement under certain of our collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products.

Revenues for the first quarter of 2017 were $0.7 million, compared to $2.0 million for the first quarter of 2016. The decline in revenues reflects the net decrease in research and development cost reimbursement, in accordance with the work plans under Evogene's various collaboration agreements. This decline is mainly due to the advancement of our collaboration agreement with Monsanto, from gene discovery to pre-development efforts, resulting in reduction of activity scope. As we look forward, we expect this revenue trend to continue.

Cost of revenues consist of collaboration related R&D expenses. Cost of revenues for the first quarter of 2017 were $0.6 million, compared to $1.5 million for the first quarter of 2016. The decrease primarily related to the change in the scope and type of activities preformed under Evogene’s collaboration with Monsanto, as noted above.

R&D expenses for the first quarter of 2017 were $4.0 million, compared to $3.7 million for the first quarter of 2016. This increase was primarily due to increased funding of our internal pipeline in bio-stimulants and herbicide discovery.

In order to address the shift in activity scope of our collaboration with Monsanto, and the change in composition of our activities, we have increased our staffing needs in certain areas and functions, and decreased in others. As a result, by end of the quarter, there has been an approximately 8 percent net reduction in total headcount for the company since year end 2016.

Operating loss for the first quarter of 2017 was $5.3 million, compared to $4.6 million in the comparable quarter in 2016. The increase in our operating loss was primarily due to the decrease in revenues, which was partially offset by a net decline in other expense categories.

The net financing income for the first quarter of 2017 reached $0.4 million in comparison to $1.2 million in the comparable quarter in 2016. This decrease is due to relatively high capital gains derived from the company's marketable securities in the first quarter of 2016.

Net Loss for the first quarter of 2017 was $4.8 million, compared to a net loss of $3.4 million for the same period in 2016. The increase in the net loss was primarily due to the decrease in revenues and a decrease in net financing income, which was partially offset by a net decline in other expense categories.

Conference Call & Webcast Details:

Evogene management will host a conference call to discuss the results at 09:00 AM Eastern time, 16:00 Israel time. To access the conference call, please dial 1-888-668-9141 toll free from the United States, or 972-3-918-0610 internationally. Access to the call will also be available via live webcast through the Company’s website at www.evogene.com.

A replay of the conference call will be available approximately three hours following the completion of the call. To access the replay, please dial 1-888-295-2634 toll free from the United States, or 972-3-925-5937 internationally. The replay will be accessible through May 19, 2017, and an archive of the webcast will be available on the Company’s website through May 28, 2017.

About Evogene Ltd.:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity for the food, feed and fuel industries. The Company operates in three key target markets: improved seed traits (addressing yield increase, tolerance to environmental stresses and resistance to insects and diseases); innovative ag-chemicals (developing novel herbicide solutions for weed control); and ag-biologicals. Evogene has collaborations with world-leading seed and ag-chemical companies. For more information, please visit www.evogene.com or contact the Company at info@evogene.com.

Forward Looking Statements:

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Alex Taskar
Chief Financial Officer
E: IR@evogene.com
T: (+972)-8-931-1963

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of March 31,		As of December 31,
	2017	2016	2016
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	$3,290	$3,985	$3,236
Restricted cash	47	47	47
Marketable securities	68,014	74,187	71,738
Short-term bank deposits	12,017	20,603	13,137
Trade receivables	625	625	169
Other receivables	1,886	1,852	1,163

	85,879	101,299	89,490
LONG-TERM ASSETS:
Long-term deposits	4	16	13
Property, plant and equipment, net	6,017	7,716	6,483

	6,021	7,732	6,496

	$91,900	$109,031	$95,986
CURRENT LIABILITIES:
Trade payables	$778	$1,161	$1,330
Other payables	3,161	2,335	2,803
Liabilities in respect of government grants	696	252	125
Deferred revenues and other advances	1,033	816	967

	5,668	4,564	5,225
LONG-TERM LIABILITIES:
Liabilities in respect of government grants	2,766	2,944	3,303
Deferred revenues and other advances	128	161	138
Severance pay liability, net	32	26	31

	2,926	3,131	3,472
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 25,626,809, 25,436,862 and 25,480,809 shares at March 31, 2017 and 2016 and December 31, 2016, respectively	141	140	141
Share premium and other capital reserve	184,206	181,170	183,342
Accumulated deficit	(101,041)	(79,974)	(96,194)

	83,306	101,336	87,289

	$91,900	$109,031	$95,986

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Three Months Ended March, 31		Year ended December 31,
	2017	2016	2016
	Unaudited		Audited

Revenues	$721	$2,016	$6,540
Cost of revenues	647	1,515	5,639

Gross profit	74	501	901

Operating expenses:

Research and development, net	4,004	3,725	16,405
Business development	451	362	1,696
General and administrative	878	998	3,889

Total operating expenses	5,333	5,085	21,990

Operating loss	(5,259)	(4,584)	(21,089)

Financing income	722	1,334	2,424
Financing expenses	(302)	(122)	(891)

Loss before taxes on income	(4,839)	(3,372)	(19,556)
Taxes on income	8	-	36

Net loss	$(4,847)	$(3,372)	$(19,592)

Basic and diluted net loss per share	$(0.19)	$(0.13)	$(0.77)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
		(Unaudited)
Balance as of January 1, 2017 (audited)	$141	$183,342	$(96,194)	$87,289
Net loss	-	-	(4,847)	(4,847)
Exercise of options	*) -	348	-	348
Share-based compensation	-	516	-	516

Balance as of March 31, 2017	$141	$184,206	$(101,041)	$83,306

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
		(Unaudited)
Balance as of January 1, 2016 (audited)	$140	$180,214	$(76,602)	$103,752
Net loss	-	-	(3,372)	(3,372)
Exercise of options	*) -	85	-	85
Share-based compensation	-	871	-	871

Balance as of March 31, 2016	$140	$181,170	$(79,974)	$101,336

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
		(Audited)
Balance as of January 1, 2016	$140	$180,214	$(76,602)	$103,752
Net loss	-	-	(19,592)	(19,592)
Exercise of options	1	185	-	186
Share-based compensation	-	2,943	-	2,943

Balance as of December 31, 2016	$141	$183,342	$(96,194)	$87,289

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March, 31		Year ended December 31,
	2017	2016	2016
	Unaudited		Audited

Cash flows from operating activities:

Net loss	$(4,847)	$(3,372)	$(19,592)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	545	591	2,279
Share-based compensation	516	871	2,943
Net financing income	(565)	(1,294)	(1,688)
Loss from sale of property, plant and equipment	-	-	39
Taxes on income	8	-	36

	504	168	3,609

Changes in asset and liability items:

Decrease (increase) in trade receivables	(456)	2,050	2,506
Increase in other receivables	(720)	(768)	(100)
Decrease in long-term deposits	9	6	9
Decrease in trade payables	(429)	(295)	(215)
Increase (decrease) in other payables	357	(756)	(303)
Increase in severance pay liability, net	1	-	5
Increase (decrease) in deferred revenues and other advances	56	119	(81)
Increase in liabilities in respect of government grants	-	115	115

	(1,182)	471	1,936

Cash received (paid) during the period for:

Interest received	671	679	2,360
Taxes paid	(11)	-	(6)

Net cash used in operating activities	(4,865)	(2,054)	(11,693)

Cash flows from investing activities:

Purchase of property, plant and equipment	(198)	(383)	(808)
Proceeds from sale of marketable securities	6,286	3,490	23,926
Purchase of marketable securities	(2,704)	(5,285)	(24,561)
Proceeds from (investment in) bank deposits, net	1,120	(2,000)	5,466
Proceeds from sale of property, plant and equipment	-	-	5

Net cash provided by (used in) investing activities	4,504	(4,178)	4,028

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March, 31		Year ended December 31,
	2017	2016	2016
	Unaudited		Audited

Cash flows from financing activities:

Proceeds from exercise of options	348	85	186
Proceeds from government grants	101	108	802
Repayment of government grants	(94)	(199)	(333)

Net cash provided by (used in) financing activities	355	(6)	655

Exchange rate differences - cash and cash equivalent balances	60	2	25

Increase (decrease) in cash and cash equivalents	54	(6,236)	(6,985)

Cash and cash equivalents, beginning of the period	3,236	10,221	10,221

Cash and cash equivalents, end of the period	$3,290	$3,985	$3,236

Significant non-cash transactions

Acquisition of property, plant and equipment	$56	$76	$150